SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 333-61610

                           NOTIFICATION OF LATE FILING


      (Check One): [_] Form 10-K [_] Form 11-K [_] Form 20-F [x] Form 10-Q
                                 [_] Form N-SAR

               For Period Ended: September 30, 2005

     [_] Transition Report on Form 10-K

     [_] Transition Report on Form 20-F

     [_] Transition Report on Form 11-K

     [_] Transition Report on Form 10-Q

     [_] Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

 Brainstorm Cell Therapeutics Inc.
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Full Name of Registrant

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Former Name if Applicable


1350 Avenue of the Americas
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Address of Principal Executive Office (Street and Number)

New York, NY 10019
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City, State and Zip Code



                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     | (a) The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or | expense; | | (b) The subject annual report, semi-annual report, transition report | on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
[X]  |         thereof  will  be  filed  on or  before  the  15th  calendar  day
     |         following  the  prescribed  due date;  or the  subject  quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or  before  the  fifth  calendar  day  following  the
     |         prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On November 10, 2005, our President and Chief Executive Officer, Dr. Yaffa Beck, resigned from her positions as officer and director of the company. Mr. Yoram Drucker, the Company's Chief Operating Officer, has assumed Dr. Beck's responsibilities as the Registrant's principal executive officer effective immediately and our Board of Directors has initiated a search for a new CEO.

Although the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005 is complete and the Registrant was prepared to file it in a timely fashion, because Mr. Drucker only now assumed the role of the principal executive officer, he requested several days to review the Form in more detail together with the Company's Chief Financial Officer prior to signing and certifying it as is required pursuant to both Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

We expect Mr. Drucker's review to be complete in the next several days with no changes and to make our filing at such time.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         David Stolick                               +972-3-923-6384
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                       (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [x] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Brainstorm Cell Therapeutics Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date November 14, 2005             By:  /s/ David Stolick
    -------------------            ---------------------------------------------
                                            Name: David Stolick
                                            TitleL Chief Financial Officer

                              [Company Letterhead]

                                                               November 14, 2005

Attn: Board of Directors of Brainstorm Cell Therapeutics Inc.


Re: Request to Postpone the Filing of the Quarterly Report on Form 10-QSB for
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    the Quarter Ended September 30, 2005 (the "Form")
    -------------------------------------------------


In connection with my assumption of the role of principal executive officer of Brainstorm Cell Therapeutics Inc. (the "Company") effective immediately, I hereby request that the Company postpone the filing of the Form by several days so as to allow me to review it in detail together with the Company's Chief Financial Officer prior to signing and certifying it as is required pursuant to both Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and 18 U.S.C. 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002.


                                            Very truly yours,

                                            /s/ Yoram Drucker
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                                            Yoram Drucker
                                            Chief Operating Officer
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